United States securities and exchange commission logo





                             August 5, 2022

       Haogang Yang
       Chief Executive Officer
       Global Mofy Metaverse Ltd
       No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town Gaobeidian Township, Chaoyang District, Beijing
       People   s Republic of China, 100000

                                                        Re: Global Mofy
Metaverse Ltd
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted July 8,
2022
                                                            CIK No. 0001913749

       Dear Mr. Yang:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Our reference to prior comments is to comments in our June 3, 2022 letter.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Overview, page 1

   1. We note your response to prior comment 5 stating that Mr. Ren "will not register his shares under Circular
37 and thus will not become complaint to Circular 37." Please revise your disclosure
to reflect that Mr. Ren has not and "will not" complete the Circular
                                                        37 Registration.
Additionally, given this representation, revise your assertion that you cannot assure investors
that each of the PRC resident beneficial owners will complete the registration process to
more accurately reflect these circumstances. Finally, address the likelihood of the PRC
authorities imposing restrictions based upon the failure to complete the Circular 37
Registration.
 Haogang Yang
Global Mofy Metaverse Ltd
August 5, 2022
Page 2
Our Corporate History and Structure
The Restructure, page 5

2. With a view to providing context for investors, please discuss the impetus for first utilizing the VIE structure and then dissolving the VIE structure.
3. We note your reference to the uncertainty associated with your establishment of Global
      Mofy WFOE and the acquisition of Global Mofy China by Global Mofy WFOE. Revise to discuss in more detail the possibility that this restructuring could be subject to the M&A
      Rules and/or certain approvals from CSRC or MOFCOM. Address the impact to the
      Company and its subsidiaries if the PRC authorities interpret or apply the M&A Rules in a manner adverse to the Company's interests. Additionally, discuss the nature of the uncertainty with more specificity and provide corresponding risk factor disclosure.
Transfers of Cash to and from Our Subsidiaries, page 9

4. We note that Global Mofy Cayman relies on dividends paid by its subsidiaries for its working capital and cash needs. Your disclosure indicates that Global
Mofy Cayman   s
      PRC subsidiaries are unlikely to be able to pay such dividends given the PRC regulatory restrictions. Revise to disclose how Global Mofy Cayman will fund its activities in the absence of dividends from the PRC subsidiaries.
       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff
Attorney, at (202) 551-6756 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                            Sincerely,
FirstName LastNameHaogang Yang
                                                            Division of
Corporation Finance
Comapany NameGlobal Mofy Metaverse Ltd
                                                            Office of
Technology
August 5, 2022 Page 2
cc:       Yarona L. Yieh
FirstName LastName